SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 19, 2002

Telecom Argentina STET-France Telecom S.A.
(Exact name of registrant as specified in its charter)

Telecom Argentina STET-France Telecom S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Free translation letter to the Buenos Aires Stock Exchange relating to Article 23-Listing Regulations	3

2.	Press Release dated November 18, 2002 regarding the appointment of Telecom Argentina Stet-France Telecom’s Chairman and Changes in its Board of Directors	6

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: November 19, 2002	By:	/s/ Christian Chauvin
Name: Christian Chauvin Title: Vice-President

Item 1

FREE TRANSLATION

Buenos Aires, November 18, 2002

Buenos Aires Stock Exchange

Dear Sirs,

Re.: Article 23 - Listing Regulations

I am writing to you as Responsible of Market Relations of TELECOM ARGENTINA STET-FRANCE TELECOM S.A. to inform you about the following matters:

1.	As it was previously announced, on the 20th of September, Mr. Juan Carlos Masjoan submitted his resignation to the position of Chairman of the Company. Mr. Masjoan’s resignation became effective on November 15, 2002.

2.	Today a Board of Directors meeting was held in which the resignation submitted by the Company’s Vice-Chairman, Mr. Franco Bertone has been accepted as were the resignations submitted on November 15, 2002 by the Alternate Directors, Messrs. Antonio Porro and Luca Minzolini. In all cases, the resignations are based on reasons of professional nature.

3.	The Board of Directors has asked the Supervisory Committee that, in accordance with article 238 second paragraph of the Law of Corporations, such Supervisory Committee should appoint replacements to the Directors who have resigned until the celebration of the next shareholder’s meeting. The Supervisory Committee appointed as Directors, in replacement for Mr. Masjoan and Mr. Bertone, Mr. Amadeo Vázquez and Mr. Alberto Messano and as Alternate Directors, in replacement of Mr. Porro and Mr. Minzolini, Mr. Carlos Eduardo Monte Alegre Toro and Mr. Marco Girardi.

4.	The Board of Directors in addition and in anticipation to the incorporation of the new directors has appointed Mr. Amadeo Vázquez to act as non-executive Chairman and Mr. Alberto Messano to act as Vice-Chairman.

5.	As a result of these changes, the Board of Directors of Telecom Argentina is currently integrated in the following form:

Chairman: Amadeo Vázquez.

Vice-Chairmen: Christian Chauvin and Alberto Messano.

Directors: Jean-Pierre Achouche, Franco Livini and Jorge Brea.

Alternate Directors: Eric Bouvier, MaximoBomchil, Guillermo Brizuela, Carlos Eduardo Monte Alegre Toro and Marco Girardi.

6.	It is noted, with respect to the new directors, that Mr. Amadeo Vázquez, holds the position of “independent director, ” and Messrs. Alberto Messano, Carlos Eduardo Monte Alegre Toro and Marco Girardi, hold the position of “non-independent directors, ” according to the guidelines established by the Comisíon Nacional de Valores of Argentina.

7.	It is also informed that on this date, meetings of the Board of Directors of our controlled subsidiaries Telecom Personal S.A. and Publicom S.A. have been held during which the resignations submitted for reasons of professional nature, by Mr. Franco Bertone (Director) and Luca Minzolini (Alternate Director) have been accepted. The respective Supervisory Committees, have appointed in replacement of the above mentioned Directors and Mr. Juan Carlos Masjoan (whose resignation became effective on 11/15/02), Mr. Amadeo Vázquez and Mr. Alberto Messano, as Directors; and Mr. Carlos Eduardo Monte Alegre Toro, as Alternate Director. Mr. Amadeo Vázquez has been appointed by the Board of Directors of both companies as non-executive Chairman.

In turn, the Board of Directors of our controlled subsidiary “Telecom Argentina USA Inc.,” accepted the resignation for reasons of professional nature submitted by Mr. Franco Bertone and having become effective the resignation submitted by Mr. Juan Carlos Masjoan, and has appointed Mr. Amadeo Vázquez (non-executive Chairman) and Alberto Messano to replace them.

In compliance with the applicable regulation, the names and other relevant information of the new directors will be submitted to you shortly.

There being no further matters to discuss, I take the opportunity to salute you very kindly.

Pedro Gastón Insussarry
Responsible to Investor Relations

Item 2

FOR IMMEDIATE RELEASE
Market Cap: Pesos 1,181 million (November 18, 2002)
Contacts:
Pedro Insussarry
Elvira Lazzati	Kevin Kirkeby
Telecom Argentina	Golin/Harris International
(54-11) 4968-3627/3626	(212) 697-9191

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.
ANNOUNCES THE APPOINTMENT OF ITS CHAIRMAN AND
CHANGES IN ITS BOARD OF DIRECTORS

Buenos Aires, November 18, 2002 - Telecom Argentina STET - France Telecom S.A. (BASE: TECO2, NYSE: TEO), announced today, as it was previously announced, on the 20th of September, Mr. Juan Carlos Masjoan submitted his resignation to the position of Chairman of the Company. Mr. Masjoan’s resignation became effective on November 15, 2002.

Today, a Board of Directors meeting was held in which the resignation submitted by the Company’s Vice-Chairman, Mr. Franco Bertone has been accepted as were the resignations submitted on November 15, 2002 by the Alternate Directors, Messrs. Antonio Porro and Luca Minzolini. In all cases, the resignations are based on reasons of professional nature.

The Board of Directors has asked the Supervisory Committee that, in accordance with article 238 second paragraph of the Law of Corporations, such Supervisory Committee should appoint replacements to the Directors who have resigned until the celebration of the next shareholder’s meeting. The Supervisory Committee appointed as Directors, in replacement for Mr. Masjoan and Mr. Bertone, Mr. Amadeo Vázquez and Mr. Alberto Messano and as Alternate Directors, in replacement of Mr. Porro and Mr. Minzolini, Mr. Carlos Eduardo Monte Alegre Toro and Mr. Marco Girardi.

The Board of Directors in addition and in anticipation to the incorporation of the new directors has appointed Mr. Amadeo Vázquez to act as non-executive Chairman and Mr. Alberto Messano to act as Vice-Chairman.

As a result of these changes, the Board of Directors of Telecom Argentina is currently integrated in the following form:

Chairman: Amadeo Vázquez.

Vice-Chairmen: Christian Chauvin and Alberto Messano.

Directors: Jean-Pierre Achouche, Franco Livini and Jorge Brea.

Alternate Directors: Eric Bouvier, Maximo Bomchil, Guillermo Brizuela, Carlos Eduardo Monte Alegre Toro and Marco Girardi.

It is noted, with respect to the new directors, that Mr. Amadeo Vázquez, holds the position of “independent director,” and Messrs. Alberto Messano, Carlos Eduardo Monte Alegre Toro and Marco Girardi, hold the position of “non-independent directors,” according to the guidelines established by the Comisíon Nacional de Valores of Argentina.

It is also informed that today, meetings of the Board of Directors of our controlled subsidiaries Telecom Personal S.A. and Publicom S.A. have been held during which the resignations submitted for reasons of professional nature, by Mr. Franco Bertone (Director) and Luca Minzolini (Alternate Director) have been accepted. The respective Supervisory Committees, have appointed in replacement of the above mentioned Directors and Mr. Juan Carlos Masjoan (whose resignation became effective on 11/15/02), Mr. Amadeo Vázquez and Mr. Alberto Messano, as Directors; and Mr. Carlos Eduardo Monte Alegre Toro, as Alternate Director. Mr. Amadeo Vázquez has been appointed by the Board of Directors of both companies as non-executive Chairman.

In turn, the Board of Directors of our controlled subsidiary “Telecom Argentina USA Inc.,” accepted the resignation for reasons of professional nature submitted by Mr. Franco Bertone and having become effective the resignation submitted by Mr. Juan Carlos Masjoan, has appointed Mr. Amadeo Vázqueznon-executive Chairman) and Alberto Messano to replace them.

*******

Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. Telecom Argentina commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (aprox. 68% of capital stock) is owned in equal parts by the Groups Telecom Italia and France Telecom. Additionally, the capital stock of Nortel is comprised of preferred shares that are in hands of minority shareholders.

On September 30, 2002, Telecom had 984,380,978 shares outstanding.

*******

Disclaimer
This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina’s convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speakonly as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.